VISION BROKERAGE SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

PUBLIC







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51966

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2020 (MM/DD/YY) AND ENDING JUNE 30, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISION BROKERAGE SERVICES L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 LONG RIDGE ROAD, 3 NORTH
(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD ROTHMAN (203)388-2660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

500 MAMARONECK AVENUE, SUITE#301	HARRISON	NY	10528
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION BROKERAGE SERVICES L.L.C., as of JUNE 30, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

Managing Member

Title

Victoria Holland

Notary Public

VICTORIA HOLLAND NOTARY PUBLIC MY COMMISSION EXPIRES 2/29/2024 CONNECTICUT

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vision Brokerage Services, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vision Brokerage Services, L.L.C. (the "Company") as of June 30, 2021 and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As more fully described in Notes 1 and 5 to the statement of financial condition, the Company has material transactions with Vision Financial Markets LLC, a related party under common control. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

PKF O'Connor Davies, LLP

We have served as the Company's auditors since 2015.

September 27, 2021

PKF O'CONNOR DAVIES, LLP
500 Mamaroneck Avenue, Harrison, NY 10528 I Tel: 914.381.8900 I Fax: 914.381.8910 I www.pkfod.com

PKF O'Connor Davies, LLP is a member firm of the PKF International Limited network of legally independent firms and does not accept any responsibility or liability for the actions or inactions on the part of any other individual member firm or firms.

VISION BROKERAGE SERVICES, L.L.C.
Statement of Financial Condition
June 30, 2021

ASSETS		
Cash and cash equivalents	$	501,954
Short-term investment		607,362
Due from broker		124,015
Prepaid expenses		14,849
Other receivables		135
TOTAL ASSETS	$	1,248,315
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	41,149
Commissions and salaries payable		54,395
Due to affiliate		9,004
TOTAL LIABILITIES		104,548
Members' Equity : Class A		1,143,767
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,248,315

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION

Vision Brokerage Services, L.L.C. (the "Company") was organized in the State of New York on June 22, 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board (the "MSRB") and the Securities Investor Protection Corporation ("SIPC"). Also, the Company is registered to conduct securities business in all fifty states and Puerto Rico. The Company does not hold funds or securities for, or owe funds or securities to, customers. Any funds or securities received by the Company are promptly transmitted to its clearing broker, Vision Financial Markets LLC ("VFM"), an affiliate of the Company under the common control of its Managing Members.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For purposes of the statements of financial condition and cash flows, the Company has defined cash equivalents as highly liquid investments with maturities of less than three months at the time of purchase and money market funds that are not held for sale in the ordinary course of business. The Company maintains its cash and cash equivalents at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions may affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and the related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606") effective July 1, 2018. The new revenue recognition guidance requires an entity to follow a five-step model to recognize revenue in order to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Brokerage Commissions: The Company introduces purchases and sales of securities on behalf of its customers to its affiliated clearing broker. Commissions and related expenses are recorded on the settlement date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The difference between settlement date and trade-date commissions was not material at June 30, 2021. The adoption of ASC 606 did not have a material impact on the company's recognition of revenue.

Interest and dividend Income: Interest Income is reported on the accrual basis and dividends are recorded on the ex-dividend date. The accounting for these revenues is not impacted by ASC 606 as they fall outside of its scope.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sale of Direct Investments: The Company also receives commission income from the sale of direct investments from the financial institutions that offer them, which include: Variable Annuities, Non-traded Real Estate Investment Trusts (REITS), and Mutual Funds. The Company believes that its performance obligation is the sale of the direct investments. Any fixed amounts are recognized on the sale or trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur, Distribution fees related to mutual funds and fees on variable annuity premium renewals recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company's revenues included in commission income for the year ended June 30, 2021 consist of agency commission of $315,725 mark-up/mark-down trades of $462,913 and direct investment revenue of $274,733.

Fair Value Measurements

The Company follows U.S. GAAP guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with other than quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

The Company's short-term investment consist of funds held in a short-term investment grade bond fund with a large mutual fund company which was valued using Level 1 inputs for the year ended June 30, 2021.

Income Taxes

No federal or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss. The Company is subject to CT Pass-Through Entity Tax and paid $2,779 for tax year 2020.

The Company accounts for income taxes under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing- authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open tax years 2018, 2019, and 2020, or expected to be taken on the Company's 2021 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

FASB ASC 820 *Fair Value Measurement and Disclosure* bears no material effect on the financial statements as presented.

NOTE 3 - DUE FROM BROKER

For the year ended June 30, 2021, the Company's introduced customers' securities transactions were cleared through VFM pursuant to a clearing agreement. The amount shown on the statement of financial condition as due from broker consists of the following at June 30, 2021:

Net commissions receivable	$ 97,171
Good faith deposits	26,844
Total	$124,015

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's introduced customers to satisfy their obligations in connection with their delivery versus payment for securities transactions.

As of June 30, 2021, there were no customer accounts with deficiencies that presented any significant risks.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 ("SEA"), which requires the maintenance of minimum net capital, as defined. At June 30, 2021, the Company had net capital of $1,070,232 which was $970,232 in excess of its minimum requirement of $100,000.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with an affiliate that provides for payment to the affiliate for certain personnel services, sundries, occupancy and related costs ("Services and Facilities"). The Company and affiliate established a reasonable basis in determining the amount to be paid to the affiliate for Services and Facilities. Currently, the amount paid by the Company to the affiliate is $9,000 per month. For the year ended June 30, 2021, the Company recognized $108,000 for Services & Facilities, of which $72,000 is recorded in Professional Fees and $36,000 recorded in Office and Other Expenses in the Statement of Operations. At June 30, 2021, the Company owed the affiliate $9,004 in connection with these services.

In July 2008, the Company entered into a clearing agreement with VFM whereby the Company introduces its customers to be carried, cleared and settled by VFM. For the year ended June 30, 2021, the Company earned $778,638 in net commissions from customer agency securities transactions and mark-up/mark-down riskless principal transactions introduced to VFM. In addition, VFM acted as a collection agent on behalf of the Company for commission payments of $28,906 earned from certain direct investment providers.

NOTE 6 - SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company's customers enter into financial transactions where there is the risk of potential loss due to changes in the market ("Market Risk") or failures of the other parties to the mark-up/mark-down transaction to settle with its clearing broker ("Counterparty Risk").

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of June 30, 2021, there were no customer accounts having debit balances which presented any significant risks nor was there any significant exposure with any other transaction conducted with any other broker.

NOTE 7 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

The Company had no lease or equipment rental commitments, no contingent liabilities, and had issued no guarantees.

In the normal course of business, the Company is subject to various lawsuits, including civil litigation, arbitration and reparation proceedings relating to its introduced customers' activities. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the financial position or results of operations of the Company.

VISION BROKERAGE SERVICES, L.L.C.
NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

NOTE 8 – OPERATING AGREEMENT

The Company currently has one class of membership outstanding: Class A (owned 100% by the Managing Members).

The Company shall continue until dissolution has occurred as set forth in the Operating Agreement or December 31, 2030, whichever occurs first.

NOTE 9 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available, September 27, 2021, and there are no additional subsequent events requiring disclosure or recognition.

The Company's operations and financial performance may be affected by the recent COVID-19 pandemic, which has spread globally and is expected to adversely affect economic conditions throughout the world. If the outbreak continues and conditions worsen, the Company may experience a disruption in operations.